RAVEN FUND I, LLC

Financial Statements For The Period Ended October 10, 2016

October 12, 2016



Independent Auditor's Report

To Management
Raven Fund I, LLC.
Los Angeles, CA

We have audited the accompanying balance sheet of Raven Fund I, LLC as of October 10, 2016, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raven Fund I, LLC as of October 10, 2016, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 12, 2016

1341 West Mockingbird Lane, Suite 600W

Dallas, TX 75247

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

RAVEN FUND I, LLC
BALANCE SHEET
October 10, 2016

____

ASSETS

CURRENT ASSETS		
Cash	$	-
TOTAL CURRENT ASSETS		-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY		
Contributed Capital	$	875
Retained earnings		(875)
TOTAL MEMBERS' EQUITY		-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	-

See accompanying notes.

RAVEN FUND I, LLC

INCOME STATEMENT

FOR THE PERIOD OCTOBER 1 TO OCTOBER 10, 2016

Other Income (Expense)		
Legal and Professional Fees	$	(750)
Organizational Costs		(125)
Total Other Income (Expense)		(875)
Net Loss	$	(875)

See accompanying notes.

RAVEN FUND I, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD OCTOBER 1 TO OCTOBER 10, 2016

Cash Flows From Operating Activities		
Net Loss For The Period	$	(875)
Cash Flows From Financing Activities		
Contributed Capital		875
Net Cash Flows From Investing Activities		875
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		-
Cash at End of Period	$	-

See accompanying notes.

ORGANIZATION AND NATURE OF ACTIVITIES

Raven Fund I, LLC ("the Company") is a newly organized Wyoming limited liability company. Raven Fund I, LLC will develop, produce and distribute a portfolio of independent feature films, utilizing state of the art digital production and distribution methods.

The management of Raven Fund I, LLC intends to conduct an equity offering under SEC Regulation A+ during the fourth quarter of 2016 in order to raise operating capital. Future performance of the Company may be heavily dependent on the outcome of the Company's ability to raise money.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Organizational Costs

As of the end of the period, the Company's only items of expense consisted of various costs related to the Company's organization.

Federal Income Taxes

The Company has not completed its first full year of operation, thus no federal income tax expense has been recorded in the statements. The Company is expected to accumulate various tax attributes such as Net Operating Loss carryforwards and will fully reserve them. The Company's filing for fiscal year 2016 will fall within the statutory period of review by the IRS for three years from the return's due date or date of filing, whichever is later.

State Taxes

The Company is subject to California Franchise Tax. The Company's filing for fiscal year 2016 will fall within the statutory period of review by the State of California for four years from the date of filing.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

GOVERNMENT PAYMENTS

At the end of the period, the Company owed no amounts with respect to government payments.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 12, 2016, the date that the financial statements were available to be issued.

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